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                                                                    EXHIBIT 23.1


                          Independent Auditors' Consent

The Board of Directors
Hayes Lemmerz International, Inc.

We consent to the use of our report incorporated by reference herein and to the reference to our firm under the heading "Independent Auditors"in the prospectus.

Our report dated March 31, 2003, contains an explanatory paragraph that states that on December 5, 2001, the Company filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. This matter raises substantial doubt about the ability of the Company to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. In addition, our report refers to changes in the method of accounting in 2002 for goodwill and other intangible assets.


/s/ KPMG LLP

Detroit, Michigan
July 30, 2003